Filed Pursuant to Rule 424(b)(3) Registration No. 333-257583
Prospectus Supplement No. 5
(To Prospectus Dated September 15, 2021)
57,071,540 Shares of Common Stock
Up to 12,832,500 Shares of Common Stock Issuable Upon Exercise of the Warrants
Up to 332,500 Warrants
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This prospectus supplement updates, amends and supplements the prospectus dated September 15, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-257583).

This prospectus supplement is being filed to update, amend and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 57,071,540 shares of our common stock, par value $0.0001 per share (“Common Stock”) and (ii) up to 332,500 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering (an “IPO”) of FinServ Acquisition Corp. (“FinServ”).

The Prospectus and this prospectus supplement also relate to the issuance by us of up to an aggregate of 12,832,500 shares of our Common Stock which consists of (i) 332,500 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants and (ii) 12,500,000 shares of Common Stock that are issuable upon the exercise of 12,500,000 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the IPO of FinServ.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

Our Common Stock and our Public Warrants are listed on the Nasdaq Capital Market, under the symbols “KPLT” and “KPLTW,” respectively. On February 9, 2022, the closing price of our Common Stock was $2.42 and the closing price for our Public Warrants was $0.41.
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We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 10, 2022.

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 10, 2022

KATAPULT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39116	81-4424170
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5204 Tennyson Parkway, Suite 500 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(833) 528-2785
(Registrant’s telephone number, including area code:)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	KPLT	The Nasdaq Stock Market LLC
Redeemable Warrants	KPLTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 7, 2022, Joanne Bradford, a member of the Board of Directors (the “Board”) of Katapult Holdings, Inc. (“Katapult”), informed Katapult of her decision to resign as a director of Katapult, effective February 8, 2022, in order to focus on other commitments. Ms. Bradford’s decision to resign from the Board was not the result of any disagreement relating to Katapult’s operations, policies, or practices. Katapult thanks Ms. Bradford for her commitment and service to Katapult.

On February 8, 2022, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Jane J. Thompson to serve as a member of the Board and as the chair of the Board’s Compensation Committee, effective February 9, 2022. Ms. Thompson is a Class I director whose term will expire at Katapult’s 2022 annual meeting of stockholders. With the appointment of Ms. Thompson, the Compensation Committee of the Board consists of Ms. Thompson, as chair, Don Gayhardt and Brian Hirsch; each of which meets the independence requirements applicable to directors and its committees under SEC rules and NASDAQ listing standards.

In addition, on February 8, 2022, the Board increased the size of the Board from seven to eight directors and, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, appointed Joyce Phillips to serve as a member of the Board and as a member of the Board’s Audit Committee, effective February 9, 2022. Ms. Philipps is a Class I director whose term will expire at Katapult’s 2022 annual meeting of stockholders. With the appointment of Ms. Thompson, the Audit Committee of the Board consists of Lee Einbinder, as chair, Bruce Taragin and Ms. Thompson; each of which meets the independence requirements applicable to directors and its committees under SEC rules and NASDAQ listing standards.

In connection with their appointments to the Board, Katapult entered into Katapult’s standard indemnification agreement for directors, the form of which was filed as Exhibit 10.2 to Katapult’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2021, with each of Ms. Thompson and Ms. Phillips. These agreements require Katapult to indemnify all directors and officers of Katapult, to the fullest extent permitted by Delaware law, against any and all expenses, judgments, liabilities, fines, penalties, and amounts paid in settlement of any claims because such indemnitee is a director or officer of Katapult. The indemnification agreements also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to Katapult if it is found that such indemnitee is not entitled to such indemnification under applicable law.

Neither Ms. Thompson nor Ms. Phillips was selected as a director pursuant to any arrangements or understandings with Katapult or with any other person, and there are no related party transactions between Katapult and Ms. Thompson or Katapult and Ms. Phillips that would require disclosure under Item 404(a) of Regulation S-K.

As non-employee directors, each of Ms. Thompson and Ms. Phillips will be compensated for her services pursuant to Katapult’s non-employee director compensation policy (the “Policy”), pursuant to which each will receive cash compensation of $50,000 per year for service on the Board, for Ms. Thompson, cash compensation of $15,000 per year for service as chair of the Board’s Compensation Committee and, for Ms. Phillips, cash compensation of $10,000 for service as a member of the Board’s Audit Committee, in each case prorated based on actual days served in the applicable fiscal year, and reimbursement of reasonable travel expenses incurred in connection with her attendance at Board meetings.

In addition, pursuant to the Policy, on February 9, 2022, Ms. Thompson and Ms. Phillips were each granted 123,967 restricted stock units (the “Initial RSU Grant”). The Initial RSU Grant will vest over a three-year period, with one-third (1/3) of the Initial RSU Grant vesting on the first anniversary of the grant date, one-third (1/3) of the Initial RSU Grant vesting on the second anniversary of the grant date and one-third (1/3) of the Initial RSU Grant vesting on the third anniversary of the grant date, such that the Initial RSU Grant is fully vested on the third anniversary of the date of grant, subject to such director’s continued service as a member of the Board through each such vesting date. Under the Policy, Ms. Thompson and Ms. Phillips will each be eligible to receive restricted stock units with an aggregate fair market value as of the grant date equal to $150,000 (the “Annual Grant”) on the date of each of Katapult’s annual meetings of stockholders, subject to their respective continued service as a director following the date of each such annual meeting. Each Annual Grant will vest in full on the earlier of (i) the date of the following year’s annual meeting (or the date immediately prior to the next annual meeting if such director’s service as a director ends at such annual meeting due to the director’s failure to be re-elected or the director not standing for re-election); or (ii) the one-year anniversary measured from the date of grant, subject to such director’s continued service as a member of the Board through such vesting date. Each Initial RSU Grant and each Annual RSU Grant will vest in full upon a Change in Control (as defined in the Katapult Holdings, Inc. 2021 Equity Incentive Plan), subject to such director’s continued service as a member of the Board through the date of such Change in Control.

A copy of the press release announcing the appointments of Ms. Thompson and Ms. Phillips to the Board has been filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
99.1	Press Release of Katapult Holdings, Inc. dated February 10, 2022
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 10, 2022	/s/ Orlando Zayas
		Name:	Orlando Zayas
		Title:	Chief Executive Officer

                             Exhibit 99.1

Katapult Announces Appointments of Joyce Phillips and Jane J. Thompson to Board of Directors

New Directors bring decades of financial industry executive leadership to support Katapult’s next phase of growth

Plano, Texas, FEBRUARY 10, 2022 -- Katapult, a lease-to-own platform that integrates with major e-commerce platforms to power online shopping for non-prime customers, today announced the appointment of Joyce Phillips and Jane J. Thompson to its Board of Directors, effective immediately. Ms. Phillips and Ms. Thompson were appointed to the class of directors that will stand for election at the 2022 Annual Meeting of Stockholders.

“Both executives are accomplished business leaders and seasoned board members with an impressive record of achievement at the intersection of technology, finance, retail and banking,” said Orlando Zayas, CEO of Katapult. “Their fresh perspective will be an invaluable addition to our board to help us succeed in today’s competitive landscape. We are looking forward to benefiting from their extensive background and experience during this exciting time of opportunity and growth.”

Ms. Phillips is an accomplished and seasoned executive who during her 25- year career has led significant business lines in retail banking, payments solutions, insurance and wealth management, with global and regional responsibilities. Joyce is Founder & CEO of EqualFuture Corp., a San Francisco-based FinTech startup focused on delivering affordable personal wellness financial platforms to individuals and businesses. She is currently serving on the Boards of the Western Union Company (NYSE: WU), First Interstate BancSystem (NASDAQ: FIBK) and previously served on the Board of Reinsurance Group of America. Joyce also serves on the Board of Girls Inc. NYC, a non-for-profit board dedicated to empowering young women from underserved communities.

“I am passionate about finding ways to make financial inclusion a reality for all, something that I have championed in most of my professional roles and continue to actively engage in,” Ms. Phillips said. “I’m thrilled to join the board of a company that empowers individuals and families by providing access to payment options and services that meet their needs.”

An experienced leader, Ms. Thompson has successfully led large and small customer-focused organizations in a variety of industries, including retail, financial services, consumer services, and digital businesses. She has served on the executive committees of Walmart and Sears, and in those roles helped lead C-suite strategies for both corporations. Currently, Ms. Thompson serves as an independent board member and advisor to a wide range of technology and payment companies, such as Navient Corporation (NASDAQ: NAVI) and CompoSecure (NASDAQ: CMPO). Previously, Ms. Thompson served on the board of On Deck Capital, Mitek Systems, Pangea Money Transfers, Verifone Systems, Blackhawk Network Holdings and The Fresh Market.

“It is a pleasure to join Katapult’s board to help achieve its mission of providing non-prime customers with payment options and promote financial inclusion," Ms. Thompson said. "I look forward to helping Katapult transform the fintech ecosystem for individuals, families and communities."

With Ms. Phillips and Ms. Thompson appointments, Katapult has eight board members. Ms. Phillips will serve on the board’s audit committee and Ms. Thompson will serve on the board’s compensation committee as its chair. The board appointments continue to build on Katapult’s commitment to bringing in fresh and strategic expertise, experience and unique perspective to help the company succeed in today’s competitive landscape.

About Katapult

Katapult (NASDAQ: KPLT) is an omnichannel lease-purchase platform, providing alternative solutions for retailers and consumers. As a financial technology company, Katapult provides cutting-edge technology that integrates seamlessly with online platforms, enabling our retail partners to expand their customer base, increase transactions, and grow revenue. Katapult's consumer-centric focus ensures an efficient application and approval process while providing transparent and tailored payment terms.

Katapult associates with hundreds of retailers across the United States, with merchant support teams, marketing insights, and suggestions for continued success.

Investor Inquiries:

Katapult Vice President of Investor Relations

Bill Wright

917-750-0346

bill.wright@katapult.com

Press Inquiries:

Allison + Partners

908-566-2090

katapult@allisonpr.com